

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 3, 2016

Miroslaw Gorny
President, Chief Executive Officer, Secretary, and Treasurer
Maxima Group, Inc.
221 West Crest Street, Suite 100
Escondido, California 92025

> **Re: Maxima Group, Inc.**
> **Current Report on Form 8-K**
> **Filed October 22, 2015**
> **File No. 333-193500**

Dear Mr. Gorny:

We issued a comment to you on the above-captioned filing on November 6, 2015. On January 8, 2016, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 if you have any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications